UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Pursuant to legal and statutory provisions, the Shareholders of Oi S.A. (the “Company”) are called to attend the Extraordinary General Shareholders’ Meeting, to be held on April 9, 2012, at 10:30 a.m., at the Company’s headquarters, located at Rua General Polidoro No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1) Decide on the proposal to amend the Bylaws of the Company, with the view to alter, pursuant to the terms proposed by management, those items relating to the Company’s maximum authorized capital and the composition, functioning and powers of the Company’s Board of Directors and Board of Executive Officers, among other items; and

2) Elect the members of the Board of Directors and their respective alternates, to serve through the end of their designated terms of office.

GENERAL INSTRUCTIONS:

1. Materials relating to the Agenda are available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Pursuant to the provisions of CVM Instruction No. 165, dated December 11, 1991, as amended by CVM Instruction No. 282, dated June 26, 1998, we inform that the minimum voting capital required to request the adoption the cumulative voting method to elect the members of the Board of Directors is 5% (five percent). Such request must be made at least 48 hours prior to the start of the Meeting.

3. Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, in a sealed envelope, to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., until April 4, 2012. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

4. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated as of April 4, 2012.

Rio de Janeiro, March 23, 2012.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Investor Relations Officer